August 16, 2010

Michael R. Clampitt, Senior Attorney Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: CIT Group Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 16, 2010
      Form 10K/A for the Fiscal Year Ended December 31, 2009
      Filed March 18, 2010 File No. 001-31369

Dear Mr. Clampitt:

This letter is submitted on behalf of CIT Group Inc. (the “Company”) in response to the Staff’s comment letter dated August 2, 2010 relating to the Company’s Form 10-K and 10-K/A for the Fiscal Year December 31, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1A. Risk Factors, page 15

1.

We note your risk factor disclosed on page 18 which reads in part “downgrades in our short-term and long-term credit ratings in March 2008, April 2009 and June 2009 to below investment grade and ultimately our bankruptcy filing had the practical effect of leaving us without access to the commercial paper market and other unsecured term debt markets.” We also note your disclosure on page 54 of your March 31, 2010 Form 10-Q related to changes in Standard & Poor’s credit ratings. Please revise future interim and annual filings to disclose your credit ratings assigned by each rating agency as of period end and to include a narrative disclosure describing any changes in your credit ratings from prior period.

Company Response

Following the Company’s emergence from bankruptcy, our debt ratings were reestablished in April and May of 2010.

On April 29, 2010, Standard & Poor’s Ratings Services (S&P) assigned a ‘B+/B’ counterparty credit rating to CIT with a positive outlook. At the same time, S&P assigned a ‘BB’ rating to the company’s First Lien Facilities, a ‘B+’ rating to the company’s Second Lien Notes and a ‘B’ rating to the unsecured debt.

On May 18, 2010 DBRS assigned a B (high) credit rating to CIT with a positive outlook. DBRS also assigned a BB (high) rating to the First Lien Facilities, a B (high) and BB (low) rating to the Second Lien Notes, respectively, and a B rating to the unsecured debt.

On May 21, 2010 Moody’s Investors Service (Moody’s) assigned a B3 credit rating to CIT with a stable outlook. Moody’s also assigned ratings of B1, B3 and Caa1 to the Company’s First Lien Facilities, Second Lien Notes and unsecured debt, respectively.

The debt ratings listed above remained unchanged as of August 9, 2010.

In our June 30, 2010 Form 10-Q, we provided period end ratings for each rating agency and a narrative explaining changes from the preceding quarter. We will continue to provide similar disclosures in future filings.

Item 3. Legal Proceedings page 26

2.

We note your disclosures here and on pages 146 and 147 related to the “Pilot Training School Bankruptcy” case. It appears that the court approved a preliminary settlement on this case in November 2008. And, as disclosed on pages 63 and 64 of your March 31, 2010 Form 10-Q, the courts reached final approval of the settlement on March 22, 2010. Please tell us and revise future filings to disclose the amount of the settlement, and how you accounted for the liability and related litigation expense in your financial statements.

Company Response

As disclosed in Item 1. in our Form 10-Q for the quarter ended March 31, 2010, following a hearing held on March 22, 2010, the U.S. District Court for the Middle District of Florida reserved decision on the final approval of the settlement. The Court expressed concerns regarding the timing of the partial debt forgiveness in relation to the timing of the release by SLX (the Company’s Student Lending Operation) and the tax consequences of the debt forgiveness to the borrowers.

On August 5, 2010, the Court held a status conference call with class counsel for the plaintiffs and counsel for the Company. The Court reviewed with counsel the status of the proposed settlement, including the potential modifications to the timing of the debt forgiveness, the analysis of the tax consequences of the debt forgiveness to the borrowers, and the proposed treatment of class members who objected to the settlement. The Company continues to believe that the Court will ultimately approve a settlement; however, the Court continues to reserve decision on final approval of the settlement. As a result, the Company believes that it is premature to disclose the proposed terms of the settlement.

The Company provided approximately $140 million in allowance for credit losses in its pre-emergence financial statements for the estimate of loan forgiveness / net settlement. This allowance, which related to $197 million in contractual principal and interest, was eliminated in conjunction with fresh start accounting. As disclosed in Item 1. in our March 31, 2010 Form 10-Q, the loans were recorded at estimated fair value. A de minimis value was assigned to these loans in the fresh start valuation process, reflecting the estimated price that a market participant would be willing to pay for these loans in light of the specific facts and uncertainties surrounding the settlement process.

In our disclosure in Item 1. in the June 30, 2010 Form 10-Q, we described the pre- and post emergence accounting for these loans as described above. However, as the Court approval of the settlement is still pending, we did not disclose specific amounts, as we believe that such disclosure is premature and could jeopardize the Company’s litigation position. Upon approval of a settlement by the Court, we will disclose the financial statement impact, if any.

Item 7. Management’s Discussion and Analysis
Reserve and Provision for Credit Losses, page 48

3.

Please revise future filings to present a breakdown of the reserve for credit losses by loan type and the percentage of loans in each category to total loans as of each of the last five years as required by Item IV.B of Industry Guide 3.

Company Response

Beginning with our December 31, 2010 Form 10-K, we will provide the expanded disclosure with respect to our allowance for credit losses in accordance with Guide 3 and the recently-issued ASU requirements.

Non-accrual, Restructured and Past Due Loans at December 31, page 50

4.

We note your tabular disclosure here regarding Restructured Loans, including the related footnote disclosure regarding commitments to lend to debtors owing receivables whose terms have been modified in troubled debt restructurings. Please tell us and revise future filings to disclose whether you hold any loans for which the loan terms were modified and/or loans that were considered troubled debt restructurings for any period presented, and how such loans relate to your Restructured Loans as presented. Further, in light of the continuing material increases in your delinquent loans and the increased scrutiny surrounding the lending industry in general, please tell us and consider revising your future annual and quarterly filings to address the following related to your loan modification programs:

a.	Include a tabular disclosure of the amount of gross loans included in each of your loan modification programs and in aggregate, detailed by loan category and performing versus nonperforming status;

b.	Disclose your policy regarding how many payments the borrower needs to make on the restructured or modified loan before the loan is returned to accrual status;

c.	Quantify the types of concessions made, including reduction in interest rate, payment extensions, forgiveness of principal, forbearance or other actions;

d.	Provide a narrative disclosure addressing your success with each of the different types of concessions; and

e.

Disclose your policy election regarding how the entire change in present value is reflected in the financial statements. For example, disclose whether the amount is recorded entirely within the provision for loan losses or whether the portion reflecting the amount attributable to the passage of time is recorded as interest income. To the extent that part of the amount is reflected within interest income, please disclose the amount. Refer to ASC 310-10-45 for guidance.

Company Response

Of the loans comprising the restructured amounts presented in the table, all were held by the Company (included in finance receivables), and all were considered troubled debt restructuring’s (TDR’s) at December 31, 2009 and as of historic periods presented. With the exception of one loan with a pre-FSA balance of $572 thousand, all loans were on non-accrual at December 31, 2009. Associated impairment reviews were performed and impairment charges recorded, as necessary. We have modified our disclosures beginning with the June 30, 2010 Form 10-Q to provide the information above.

With respect to the following additional explanations, we will modify our disclosures beginning with the September 30, 2010 Form 10-Q, in tabular form to reflect details by loan modification program, loan category and performing / non-performing status.

Our loan modification programs include principal forgiveness, principal deferral, reduction of interest rate and other concessions, such as extension of maturity. Of the reported pre-FSA restructured loan amount at December 31, 2009, 42%, 30%, 11% and 17% were the result of principal forgiveness, principal deferral, reduction of interest rate and other concessions, respectively.

Per Company policy, loans are returned to accrual status if: 1) there is a sustained period of repayment performance according to the modified terms for a minimum of six months; and 2) modified principal and interest amounts are reasonably assured of repayment.

The Company is continuing the ongoing evaluation of the success of the restructuring / modification programs, particularly in light of recent market conditions and modification levels. Of loans modified and outstanding at June 30, 2010, approximately 86% of modifications considered TDR’s were less than 30 days delinquent in relation to the modified terms. For the loans modified and not considered TDR’s this percentage was 94%. Of total TDR’s and modifications, 87% were on non-accrual status as of June 30, 2010.

Per Company policy, impairment is measured using the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral if the loan is collateral dependent. Under either method, the impairment is recorded entirely within the provision for credit losses.

Item 8. Financial Statements
Note 1 – Business & Summary of Significant Accounting Policies Impaired Finance Receivables,

5.

We note you had impaired loans of $1,721 million, $2,310 million and $1,035 million at March 31, 2010 and December 31, 2009 and 2008, respectively. We also note that you had Non-accrual Loans of $1,932 million, $1,574 million and $2,825 million at March 31, 2010 and December 31, 2009 and 2008, respectively. It is unclear from your accounting policy disclosures whether and how your impaired loans balance related to your non-accrual loans balance. Please tell us and revise future filings to clarify the relationship between these two loan classifications, specifically addressing the fact that the impaired loans balance was less than the non-accrual loans balance as of March 31, 2010 and December 31, 2008, but greater that the non-accrual loans balance as of December 31, 2009. Please also tell us and revise future filing to more thoroughly describe your accounting policies related to both impaired loans and non-accrual items.

Company Response

Our description of our significant accounting policy related to Impaired Finance Receivables in footnote 1 states that “impaired finance receivables (including loans or capital leases) of $500 thousand or greater that are placed on non-accrual status are subject to periodic review by CIT’s Asset Quality Review Committee”. Non-accrual accounts which have an outstanding balance of less than $500 thousand are not included in the impaired finance receivables.

We state in our description of our policy that “excluded from impaired finance receivables are: 1) small ticket leasing and other homogenous pools of loans which are subject to automatic charge-off procedures, and 2) short term factoring customer finance receivables, generally having terms up to 30 days.” We will revise our description of our policy to state more explicitly that excluded from impaired finance receivables are any non-accrual accounts that have an outstanding balance of less than $500 thousand. We added language in the June 30, 2010 10-Q to state that impaired loans do not include accounts on non-accrual with an outstanding balance of less than $500 thousand. We will modify the policy language in the December 31, 2010 10-K.

The balances in non-accrual loans at December 31, 2008 and March 31, 2010 exceed the balance in impaired finance receivables due to the fact that the impaired finance receivable balance excludes the non-accrual balance associated with:

1.	Small ticket leasing and other homogenous pools of loans which are subject to automatic charge-off procedures;

2.	Non-accrual finance receivables with an outstanding balance less than $500 thousand.

The impaired loan amount as of December 31, 2009 in the table in Note 3 ($2,310.3 million) is labeled “Predecessor CIT”, which is before the application of the fresh start accounting adjustment. The impaired loan amount excluding the fresh start accounting adjustment should be compared with the non-accrual balance, excluding fresh start accounting adjustment of $2,825.4 million which is disclosed in the Credit Metrics section of our MD&A. On this basis, consistent with December 31, 2008 and March 31, 2010, the non-accrual balance excluding fresh start accounting adjustment is greater than the impaired loan balance excluding fresh start accounting due to the items noted above.

The following table summarizes the above:

	Post FSA Mar-10	Pre FSA
($ millions)		Dec-09	Dec-08

Impaired loans (CIT policy)	$1,721	$2,310	$1,035
Small, homogenous portfolios	211	515	380

Non-accrual loans	$1,932	$2,825	$1,415

Note 2 - Fresh Start Accounting

6.

We note the Company determined its reorganization equity value with assistance from an independent financial advisor. In order to help us gain a more thorough understanding of how this value was determined, please supplementally provide us with your valuation report(s).

Company Response

As described in Note 2 in the December 31, 2009 Form 10-K, management performed a two-step valuation process in applying fresh start accounting. First, individual assets and liabilities were adjusted to estimated fair value, and second the estimated fair value of reorganization equity was determined based upon an estimate of the amount that a willing buyer would pay for the Company’s net assets immediately after the reorganization. These were two separate valuation exercises, and in both cases, KPMG was hired to assist management. In this regard, we note that the KPMG valuations were performed as two distinct engagements with separate valuation teams, with both the asset and liability valuations, and the equity valuation, utilizing generally accepted valuation methodologies.

As disclosed in Note 2, the first step of the valuation process resulted in $8.2 billion of net asset value, including $225 million in intangible assets relating to above-market rates on our operating lease portfolio at that point in time. The second step resulted in $8.4 billion in reorganization equity value, with the difference ($239 million) recorded as goodwill. As disclosed, the final reorganization equity fair value was determined by a weighted average of three valuation approaches: 1) income (discounted cash flow), 2) market using guideline companies and 3) market using precedent transactions. Though not directly utilized in the valuation, management and KPMG tested the reasonableness of the results of the weighted average approach via a comparison to CIT’s market capitalization through March 5, 2010.

In accordance with the Staff’s request, we are providing a copy of the equity valuation report dated March 11, 2010. The report is being provided under separate cover pursuant to a request for confidential treatment under the Freedom of Information Act.

7.

We note the final reorganization value was a weighted average of the discounted cash flow, public company and merged and acquired company methods. Further, we note these methods produced ranges of values that were adjusted for available cash. Please explain to us in further detail how available cash impacted your final reorganization value.

Company Response

Available cash was incorporated in the 6 year projected financial statements and December 10, 2009 balance sheet which are the basis for deriving the reorganization value.

The income approach estimated the future cash flows available to the equity holders. This approach incorporates the movement of available cash, which will be used to retire debt, finance CIT’s operations and pay for the reorganization related charges, including the early termination of certain railcar agreements triggered by CIT’s bankruptcy.

The market approach methods mainly rely on equity to book multiples. The selected equity to book multiples were applied to the corresponding book values of CIT to derive an indicated value. The calculation of book values of CIT include the available cash.

Note 3 – Loans, page 105

8.

We note your disclosure here of loans by segment based on obligor location as of December 31, 2009 and 2008. Please revise future filings to present this information for each of the last five years as required by Item III.A of Industry Guide 3.

Company Response

Beginning with our December 31, 2010 Form 10-K, we will expand our loan footnote disclosure to present 5 years of obligor location data by segment.

Note 8 – Deposits, page 112

9.	Please revise future filings to disclose the amount outstanding of deposits in amounts of $100,000 or more by time remaining until maturity as required by Item V.D of Industry Guide 3.

Company Response

Beginning with our December 31, 2010 Form 10-K, we will expand our deposit footnote disclosure to present remaining maturity information for deposits in amounts of $100,000 or more.

Note 18 – Income Taxes, page 128

10.

We note your deferred tax asset item entitled “Other” with a balance of $1,090 million and $475 million at December 31, 2009 and 2008 respectively. Please tell us and revise future filings to more clearly and thoroughly describe this component of your deferred tax asset.

Company Response

Included in the deferred tax asset entitled “Other” as of December 31, 2009 and 2008 were amounts related to the following items ($ millions):

	2009	2008

FSA adjustments – receivables	$ 260	$ –
FSA adjustments – aircraft and rail contracts	230	–
Unrealized losses on derivatives and investments	190	392
Goodwill and intangibles	185	7
Other (none individually material)	225	76

Totals	$1,090	$475

We will revise our disclosure in our December 31, 2010 Form 10-K to reflect this analysis.

Note 20 – Commitments, page 144

11.

We note your disclosures on page 145 related to letters of credit and guarantees. We remind you of the requirement in Item 303 of Regulation S-K to discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources and quantify to the extent possible. For example, you disclose that deferred purchase credit protection agreements (guarantees) have been increasing during 2009 while traditional factoring volumes have been declining. Please revise your MD&A in future filings to more thoroughly discuss the risks and uncertainties associated with developing your estimated liability for guarantees, particularly in situations where you have limited experience dealing with certain counterparties. Please also consider disclosing this information in your future interim filings.

Company Response

In our discussion of Results by Business Segment for Trade Finance in the December 31, 2009 10-K, we discussed the trend by certain of our clients to switch to deferred purchase credit protection agreements (DP Agreements) which resulted in a reduction of receivable balances. Although the DP Agreements amount has been increasing, the clients utilizing the DP Agreements are not generally new clients, as they are primarily clients who had previously factored receivable balances with us and now were entering into DP Agreements. The liability recorded for the DP Agreements was similar in determination as the reserve for credit losses associated with the finance receivables which reflects embedded losses based on various factors, including expected losses reflecting our internal customer and facility credit ratings. Beginning with the September 30, 2010 10-Q, we will expand the discussion about the risks and uncertainties associated with developing the estimated liability associated with the DP Agreements and other guarantees.

Note 21 – Contingencies, page 145

12. We note your outstanding DP Agreements increased significantly during the year. Please tell us and revise your future filings to disclose the following additional information related to these agreements. Refer to ASC 460-10-50 for guidance.

a.	Whether the amounts disclosed represent the maximum potential amount of future payments you could be required to make if a client’s customer is unable to pay; and

b.

The current carrying amount of the related liability, including the amount, if any, recognized under ASC 450-20-30. Consider providing a tabular reconciliation of changes from the prior reporting period.

Company Response

The outstanding amount of DP Agreements of $1.4 billion at December 31, 2009 is the maximum potential exposure that CIT would be required to pay. This maximum amount would only occur if all of the receivable accounts where we provide DP Agreements were unable to pay and we would purchase the receivable from the client.

CIT had a liability recorded related to the DP Agreements at December 31, 2009 of $7.8 million. The amount is not significant in relation to the notional balance, as these obligations are short-term in nature. Based on the amount recorded, we do not believe that this liability warrants separate disclosure in our financial statements. We will continue to monitor this liability and if it becomes material to the financial statements we will add the requested disclosure and provide the change in the balance at that time.

Form 10K/A for the Fiscal year Ended December 31, 2009

13. We note that your amended Form 10-K does not set forth the complete text of Items 8 and 9A, as amended. We also note that you have not included any of the required certifications. Please refer to Rule 12b-15 and refile the amended Form 10-K accordingly.

Company Response

Management, along with our outside counsel, considered the guidance in Rule 12b-15 prior to filing the Form 10-K/A on March 18, 2010 to include the signature line on the Registered Public Accounting Firm opinions that were inadvertently omitted when the Form 10-K was filed on March 16, 2010 (the Company had filed a 12b-25 extension notification given the bankruptcy reporting requirements and timing). Both reports had been signed by the Independent Registered Public Accounting Firm at the time the Form 10-K was filed, and copies were included in the Form 10-K, but the signature line of the accounting firm was inadvertently omitted from the filed copies of the reports due to a typographical error (although the accounting firm was identified by name as the provider of the report in Item 9A of the Form 10-K). While the Company recognized the literal reading of Rule 12b-15, we also took into consideration the limited nature of the change and the potential confusion to investors, who might erroneously assume that any amendment containing the entire financial statements and footnotes would be indicative of a potential material error (or at least a substantive change) in the financial statements as originally filed. Therefore, management concluded that it would be less confusing to investors, and therefore the most appropriate disclosure, if the Company included only the Independent Registered Public Accounting Firm reports with the signature line. While the Company recognizes the importance of the policy considerations underlying Rule 12b-15 as it applies in cases where substantive changes are made to prior filings, we do not believe that those considerations are implicated in cases involving minor corrections of the kind involved here, especially when a contrary conclusion could lead to confusion, not clarity, for investors. Because of the non-substantive nature of the correction – it added no new information and made no substantive change to the information contained in the Form 10-K – we believe that the correction should not be regarded as an amendment of the Form 10-K of the kind contemplated by Rule 12b-15, and that the Rule should be read so as not to require that minor corrections be treated the same as substantive ones where doing so would present a risk of investor confusion without providing any additional information to investors. As a result, we respectfully request the Staff’s approval to not refile the Form 10-K/A.

If the Staff requires that we file another amendment to the Form 10-K, we would propose to do so in a manner that minimizes the risk of investor confusion that could result from re-filing our audited financial statements merely to correct a typographical error in the copies of the accompanying reports. We would propose to do this by limiting the content of the amendment to an explanatory note explaining the reason for the amendment, as follows:

EXPLANATORY NOTE

We are filing this Amendment to our Form 10-K for the fiscal year ended December 31, 2009 to note that the Report of Independent Registered Public Accounting Firm at December 31, 2009, and the Report of Independent Registered Public Accounting Firm at December 31, 2008 and for each of the three years in the period ended December 31, 2009, both of which were included in the Form 10-K, were signed on March 16, 2010 by PricewaterhouseCoopers LLP. The signature line on the reports was inadvertently omitted when the Form 10-K was filed.

There would be no information set forth in, and no reference to, Item 8 or 9A of the Form 10-K, and thus there would be no need to re-file the audited financial statements or set forth any other information in the Form 10-K, none of which has changed or is being modified in any respect. We would include updated certifications pursuant to Rule 13a-14(a) as exhibits, modified to omit paragraphs 3, 4 and 5 of the certification form as permitted under the staff’s guidance set forth in Question 161.01 of the Division’s Compliance & Disclosure Interpretations (see Section 161 relating to Rule 13a-14). By limiting the amendment to an explanatory note referencing the typographical error and providing the certifications as indicated, we believe this approach would address the requirements of Rule 12b-15 (in the event the Staff concludes they apply) and, equally important, would be consistent with the non-substantive nature of the minor correction being made. If the requirements of Rule 12b-15 are deemed to apply in this case, we believe the approach outlined above would address those requirements in a way that is proportionate and appropriate in light of the reason for the amendment.

If you have any questions concerning the matters discussed in this letter, please call the undersigned at (973) 740-5555.

Sincerely,

/s/ Scott T. Parker

Scott T. Parker
Executive Vice President &
Chief Financial Officer

cc:	Sharon Blume, Assistant Chief Accountant Brittany Ebbertt Justin Dobbie, Division of Corporate Finance